

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 3, 2017

<u>Via E-mail</u>
Dr. Marlene Krauss
Chief Executive Officer
KBL Merger Corp. IV
527 Stanton Christiana Rd
Newark, DE 19713

>   **Re: KBL Merger Corp. IV**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted January 19, 2017**
>   **CIK No. 0001690080**

Dear Dr. Krauss:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 13, 2016 letter.

Prospectus Cover

1.   Please apply prior comment 1 to your disclosure of the title of the warrants on your prospectus cover.

Summary, page 1

2.   We note your response to prior comment 3. Please ensure that your disclosure regarding the experience of your management is balanced and complete. For example, it is unclear why you do not address KBL Acquisition IV, Atlantic Alliance Partnership Corp.'s

extended liquidation date and the status of its announced acquisition, or Mr. Klein's current role with Atlantic Alliance Partnership Corp.

Units, page 10

3.   Please expand your response to prior comment 5 to clarify how the allocation of founder shares is a "result" of the underwriters' participation in the private placement. Ensure that the purpose of this transaction is clear from your disclosure. Also, tell us (1) whether any other owners of your sponsor similarly receive your shares in connection with the private placement, (2) whether the underwriters retain their ownership interest in your sponsor after the business combination, (3) how the underwriters will allocate their ownership interest in your sponsor among all underwriters of your public offering, and (4) whether the underwriters will be subject to the same agreements and restrictions regarding your founder shares as your founders, including those restrictions that continue after the business combination like those described on page 14.

Redemption of warrants, page 12

4.   We note your response to prior comment 6. If you may redeem the warrants when a holder may not exercise those warrants, please highlight this fact clearly and directly.

Conditions to completing our initial business combination, page 16

5.   We will continue our evaluation of your responses to prior comments 8, 17 and 18 after you file your amended and restated certificate of incorporation mentioned in your responses.

We may not be able to complete, page 28

6.   Please reconcile your response to prior comment 10 with your disclosure here that the 24-month period is an agreement among the parties.

You will not have any rights, page 29

7.   We note your response to prior comment 13; however, the penultimate sentence of this risk factor appears to be inconsistent with the second sentence under the caption "Amended and Restated Certificate of Incorporation" on pages 85 and 117 and clause (iii) in your response to prior comment 17. Please clarify.

The provisions of our amended and restated certificate of incorporation, page 44

8.   Please tell us whether the charter provisions that you cite in response to prior comment 17 can be amended without providing investors an opportunity to receive their portion of the amount in the trust.

The underwriting agreement, page 45

9.   We note that this added risk factor mentioned in your response to prior comment 18 addresses only revisions to underwriting agreement. Please expand your response to that comment to address other material disclosed pre-business combination activity that is not governed by your charter and may be changed without the consent of your shareholders. We note for example the other agreements mentioned in your exhibit index.

Directors and Executive Officers, page 94

10.   Please clarify the last sentence of your response to prior comment 22 regarding the consistency of the information in this section and the information in the table on page 102. We note for example the reference on page 102 to KBL SBIC, but you do not address in this section when your CEO was affiliated with that entity, and we note that page 102 does not refer to Atlantic Alliance Partnership.

11.   Please provide all information requested by prior comment 24 for all entities that have or had a purpose of engaging in a business combination and that were, at the time of having that purpose, affiliated with any of your executive officers and directors. Include for example, the current trading market of post-combination entities, and information regarding entities affiliated with Mr. Klein.

Scientific and Advisory Board, page 96

12.   We not your response to prior comment 23. If the individuals in this section have no arrangement to provide services to you and have no obligations or duties to you, it is unclear why it is appropriate to highlight them in your prospectus summary. Where you elect to address the advisory board elsewhere in your prospectus, ensure that the disclosure makes clear, if true, that members have no obligation to provide you any advice or services. Also ensure that the information that you provide regarding the advisory board members is balanced. For example, we note your disclosure of the dollar amount of assets managed by a member and the dollar amount of an acquisition involving another member but you do not mention losses or deficits incurred by companies affiliated with the members.

13.   Please expand your response to the last sentence of prior comment 23 to provide us all information not currently in your prospectus that would be required by Regulation S-K Item 401(c) regarding your advisory board members if you had concluded that Item 401(c) applied to those members.

Redeemable Warrants, page 112

14.   Please expand your response to prior comment 25 to show us clearly (1) how a transaction could occur under the other terms of the warrant without providing holders

"full potential value of the warrants" and (2) how the exercise price reduction provides compensation in an amount that is related to the value that holders would not otherwise receive.

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Douglas S. Ellenoff, Esq.